

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

<u>Via E-Mail</u>
Richard Brand
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

  Re: Allergan, Inc.
    Statements by William Ackman at a conference in Toronto, Canada
    on October 16, 2014
    File No. 001-10269

Dear Mr. Brand:

  We have considered the materials that you have provided in support of Mr. Ackman's allegations that Allergan has consciously put out materially false and misleading information about Valeant Pharmaceuticals, and specifically, that Allergan knew such statements were false when made.

  We are unable to conclude that the information you have provided in response to our comment contains sufficient support for Mr. Ackman's statements. We remain concerned that the statements implicate the prohibition on misleading statements concerning improper or illegal conduct without factual foundation under Rule 14a-9. Please advise how you intend to address this concern. If you intend to correct the statements, please call me to discuss the form of the correction.

  If you have any questions or would like to discuss further, please contact   me at (202) 551-3263.

        Sincerely,

        /s/ Christina Chalk

        Christina Chalk
        Senior Special Counsel
        Office of Mergers and Acquisitions